# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Apollomics Inc., CIK 0001944885
CUSIP: G0411D123
Title of class of securities: Class A ordinary shares, par value $0.01 per share
Address of issuer's principal executive offices: 989 E. Hillsdale Blvd., Suite 220, Foster City, California (CA), 94404
Date of event which requires filing of this statement: 08/14/2026
Filed by CIK 0002115232
Persons authorized to receive notices and communications: Yi-Kuei Chen, 5/F-4, No. 89, Songren Rd., Xinyi Dist., Taipei City, Taiwan (F5), 11073, 886-2-7713-7952

## Reporting persons
- Yi-Kuei Chen (CIK 0002115232): type of reporting person: individual (IN); citizenship or place of organization: Taiwan (F5); source of funds: working capital (WC), personal funds (PF); sole voting power 20,100; shared voting power 125,071; sole dispositive power 20,100; shared dispositive power 125,071; aggregate amount beneficially owned 145,171 (4.97% of the class)
  Comment: Row 11 consists of (i) 100 Class A Shares held directly by Mr. Chen, (ii) 15,000 Class A Shares held directly by Mr. Chen that were issued upon settlement of vested restricted stock units ("RSUs"), (iii) 5,000 Class A Shares issuable upon settlement of RSUs that vest within 60 days of the date of this Amendment No. 1, (iv) 121,248 Class A Shares held directly by Maxpro Investment Co., Ltd. ("Maxpro"), and (v) 3,823 Class A Shares issuable upon exercise of warrants held by Maxpro that are exercisable within 60 days. Rows 7 and 9 consist of the Class A Shares described in clauses (i), (ii) and (iii) above. Rows 8 and 10 consist of the Class A Shares described in clauses (iv) and (v) above. Mr. Chen is a director of Maxpro and shares voting and dispositive power over the Class A Shares held by Maxpro.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.01 per share
Name of issuer: Apollomics Inc.
Address of issuer's principal executive offices: 989 E. Hillsdale Blvd., Suite 220, Foster City, California (CA), 94404
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the "SEC") on April 8, 2026 (the "Original Schedule 13D" and, as amended and supplemented by this Amendment No. 1, the "Schedule 13D") by Yi-Kuei (Alex) Chen (the "Reporting Person" or "Mr. Chen") with respect to the Class A ordinary shares, par value $0.01 per share (the "Class A Shares"), of Apollomics Inc., a Cayman Islands exempted company (the "Issuer"). Capitalized terms used but not otherwise defined in this Amendment No. 1 have the meanings ascribed to them in the Original Schedule 13D. Except as specifically amended and supplemented by this Amendment No. 1, the Original Schedule 13D remains in full force and effect.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On August 7, 2026, Maxpro entered into a subscription agreement with the Issuer (the "Subscription Agreement"), pursuant to which Maxpro agreed to purchase 20,000 Class A Shares at a purchase price of $15.00 per share, for an aggregate purchase price of $300,000, in a private placement by the Issuer (the "Private Placement"). The closing of the Private Placement occurred on August 14, 2026. Maxpro acquired the Class A Shares in the Private Placement using its working capital and/or investment funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 3 of this Amendment No. 1 is incorporated herein by reference.
The Class A Shares acquired by Maxpro in the Private Placement are held for investment purposes. The Reporting Person may, from time to time, review his investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations, prospects, general economic and market conditions, the market price of the Class A Shares, other investment opportunities available to the Reporting Person, and other factors that the Reporting Person may deem relevant.

Subject to applicable law, the Reporting Person may acquire additional securities of the Issuer or dispose of some or all of the securities of the Issuer beneficially owned by him, in open market transactions, privately negotiated transactions, or otherwise. Except as may occur in the ordinary course in the Reporting Person's capacity as an officer and director of the Issuer, the Reporting Person does not currently have any plans or proposals that relate to or would result in any of the actions or transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As of the date of this Amendment No. 1, the Reporting Person beneficially owns 145,171 Class A Shares, representing approximately 4.97% of the Class A Shares outstanding. Such amount consists of (i) 15,100 Class A Shares held directly by Mr. Chen, including 15,000 Class A Shares held in a brokerage account following settlement of previously vested restricted stock units, (ii) 121,248 Class A Shares held directly by Maxpro, (iii) 3,823 Class A Shares issuable upon exercise of warrants held by Maxpro that are exercisable within 60 days of the date of this Amendment No. 1, and (iv) 5,000 restricted stock units held directly by Mr. Chen that are scheduled to vest within 60 days of the date of this Amendment No. 1. The percentage ownership reported herein is based on 2,914,962 Class A Shares outstanding immediately following the closing of the Private Placement, plus 3,823 Class A Shares issuable upon exercise of warrants held by Maxpro and 5,000 Class A Shares issuable upon settlement of restricted stock units held by Mr. Chen, in each case that are deemed outstanding for purposes of Rule 13d-3(d)(1).
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and dispositive power over 20,100 Class A Shares, consisting of (i) 100 Class A Shares held directly by Mr. Chen, (ii) 15,000 Class A Shares held directly by Mr. Chen following settlement of previously vested restricted stock units, and (iii) 5,000 Class A Shares issuable upon settlement of restricted stock units that are scheduled to vest within 60 days of the date of this Amendment No. 1. The Reporting Person shares voting and dispositive power over the 125,071 Class A Shares beneficially owned by Maxpro, consisting of 121,248 Class A Shares held directly by Maxpro and 3,823 Class A Shares issuable upon exercise of warrants held by Maxpro that are exercisable within 60 days of the date of this Amendment No. 1.
Transactions in the class effected during the past sixty days: Except for the acquisition by Maxpro of 20,000 Class A Shares in the Private Placement described in Item 3 of this Amendment No. 1, and except as otherwise described in this Schedule 13D, the Reporting Person has not effected any transactions in the Class A Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as described in this Schedule 13D, no person other than Mr. Chen or Maxpro is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Shares beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of the increase in the number of outstanding Class A Shares following the closing of the Private Placement, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding Class A Shares on August 14, 2026.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3, 4 and 5 of this Amendment No. 1 is incorporated herein by reference.

On August 7, 2026, Maxpro entered into the Subscription Agreement described in Item 3 of this Amendment No. 1, pursuant to which Maxpro agreed to purchase 20,000 Class A Shares from the Issuer at a purchase price of $15.00 per share, for an aggregate purchase price of $300,000. The Private Placement closed on August 14, 2026.

The Subscription Agreement provides that the Class A Shares issued thereunder are restricted securities and may not be offered, resold, transferred, pledged or otherwise disposed of absent an effective registration statement under the Securities Act of 1933, as amended, or an applicable exemption from registration requirements, and that each book entry for the Class A Shares will contain a customary restrictive legend. The Subscription Agreement also provides that the obligations of each subscriber are several and not joint and that nothing contained in the Subscription Agreement or any other subscription agreement, and no action taken by any subscriber or other investor pursuant thereto, shall be deemed to constitute such subscribers or other investors as a partnership, association, joint venture or other entity, or create a presumption that such subscribers or other investors are acting in concert or as a group with respect to the transactions contemplated thereby.

Other than (i) the Subscription Agreement described in this Amendment No. 1, (ii) the warrants held by Maxpro described in Item 5, (iii) the restricted stock units held by the Reporting Person described in Item 5, and (iv) the Reporting Person's authority with respect to voting and disposition of the Class A Shares held by Maxpro, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit No. Description
99.1 Form of Subscription Agreement, dated August 7, 2026, by and between Apollomics Inc. and Maxpro Investment Co., Ltd. (incorporated by reference to Exhibit 10.1 to the Issuer's Form 6-K furnished on August 12, 2026).

## Signatures
- Yi-Kuei Chen: /s/ Yi-Kuei Chen, Yi-Kuei Chen (08/14/2026)